[EZ Chip Techologies letterhead]

FOR IMMEDIATE RELEASE

       NOKIA VENTURE PARTNERS TO PARTICIPATE IN EZCHIP'S SERIES C FUNDING

            Pending LanOptics shareholders approval of certain terms

San Jose, CA - March 10, 2003 -- EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced that Nokia Venture Partners has agreed to participate in EZchip's Series C financing round. The financing round is expected to raise up to $24.5 million for EZchip.

The funding, announced in December 2002, consists of an initial equity investment of $13.5 million with an option to invest another $8 million in equity in the future, plus a $3 million credit line facility. Of the initial $13.5M, Goldman Sachs Private Equity Group, JK&B Capital, LanOptics Ltd., Star Ventures and Tamar Investments are investing $9.3 million today. Nokia Venture Partners has agreed to invest the remaining $4.2 million of the first tranche upon receipt of LanOptics' shareholder approval of the investment terms.

As part of the funding, LanOptics executed a term sheet that grants Nokia Venture Partners as well as other EZchip investors (Goldman Sachs Private Equity Group, JK&B Capital and Star Ventures) the option to exchange their EZchip shares for ordinary shares of LanOptics. The parties to the term sheet have agreed to proceed with definitive documentation for the exchange, which will include an exchange ratio that will be fixed in advance based on the percentage of EZchip held by LanOptics. As required by Israeli law and Nasdaq listing rules, LanOptics will convene a shareholders meeting to approve the issuance of shares that may occur if there is an exchange of EZchip shares for LanOptics shares.

"We believe EZchip's technology offers tangible benefits to the ever growing customer base," said Yossi Hasson, Principal at Nokia Venture Partners. "We became aware of EZchip through Nokia, one of the Limited Partners in our fund, and we're extremely excited about EZchip's future potential. We hope that EZchip will benefit from our knowledge and contacts in the telecom space and become the established market leader in the targeted market segments."

"We are pleased to have Nokia Venture Partners as an investor in EZchip, they are a strong addition to the company. Their involvement in the wireless market will be instrumental to EZchip in penetrating this new and exciting market segment," said Eli Fruchter, President and CEO of EZchip Technologies. "We have established ourselves in a clear leadership position that will translate into becoming a viable long term player in this market."

The benefits that NP-1 offers to communications system vendors are demonstrated in the new EZshow multimedia presentation at http://www.ezchip.com/html/ab_presentation.html

With NP-1 now in production, EZchip is fast moving to expand its product offering and further enhance its leadership. This includes the NP-1c, a second generation 10-Gigabit network processor scheduled to sample in second quarter 2003 and the QX-1, a 10-Gigabit traffic manager currently sampling.

The EZchip Advantage

Network processors are becoming the cornerstone of many new network equipment designs because they significantly reduce the time to market and development costs of new systems. EZchip's NP-1 brings additional value to the equipment vendors by also reducing their production costs while extending the time in market of their products. This is achieved through the unique integration of Processing and Classifying, the two main functions of network processing, onto a single NP-1 chip.

Unlike other network processors which require external devices for classification, namely CAMs and SRAMs, the NP-1 is based on EZchip's TOPcore(R) architecture, eliminating the need for any of these classification components. NP-1 based solutions require only four low-power, low-cost DRAM chips for classification. Since the bit density of a DRAM chip is 30 times higher than that of a CAM chip, while its power dissipation and cost per bit are approximately 280 times and 1000 times lower respectively, NP-1 dramatically reduces the total system chip-count, power and cost.

Furthermore, network equipment based on NP-1 may gain an extended time in market by the extensive headroom made available through the use of DRAM. New applications that often require more and larger lookup tables are supported through software updates only, without requiring the addition of any new hardware.

NP-1's flexible layer 2-7 processing make it the ideal choice not only for mainstream applications such as L2/MPLS/IPv4/IPv6 for the metro, edge and core, but also for processing-intensive layer 7 products such as web switches, storage gateways, firewalls and other content aware devices.

NP-1c is EZchip's second generation 10-Gigabit network processor manufactured with IBM's leading CU-11 0.11 micron process and featuring a two fold processing power increase and a 30% price reduction to $795 for a full-duplex 10-Gigabit network processor.

NP-1c is pin-compatible with NP-1 and is targeting a wide range of market segments including multi 1-Gigabit and 10-Gigabit Ethernet, OC-192, 4 x OC-48 and 16 x OC-12, all with a single-chip. NP-1c maintains NP-1's outstanding integration of Processing and Classification on a single chip, eliminating the need for power-hungry CAMs and SRAMs that cost hundreds and thousands of dollars, saving as much as 80% in chip-count, power dissipation and cost versus alternative solutions. NP-1c samples are scheduled for Q2 2003.

About EZchip Technologies

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by or on behalf of LNOP.

Company Contact:
Daureen Green
EZchip Technologies, Israel
++972-4-959-6677
dgreen@ezchip.com

Editorial Contact:
Adam Mersky
Voce Communications for EZchip
Boston, MA, USA
++1-617-421-9628
amersky@vocepr.com

                                      ####